 Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nano Dimension Ltd.:

We consent to the incorporation by reference in registration statement (No. 333-214520) on Form S-8 of Nano Dimension Ltd. of our report dated March 6, 2017, with respect to the consolidated statements of financial position of Nano Dimension Ltd. and its subsidiary as of December 31, 2015 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 20-F of Nano Dimension Ltd.

/s/ Somekh Chaikin

Certified Public Accountants (Israel)

A member firm of KPMG International

Tel Aviv, Israel

March 7, 2017